Bradley C. Weber +1 650 752 3226 BWeber@goodwinlaw.com	Goodwin Procter 601 Marshall Street Redwood City, CA 94063 goodwinlaw.com +1 650 752 3100

December 23, 2020
Katherine Bagley
Staff Attorney
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Re:      ThredUp Inc.
Confidential Draft Registration Statement on Form S-1
Submitted October 19, 2020
CIK No. 0001484778
Dear Ms. Bagley:
This letter is submitted on behalf of ThredUp Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Confidential Draft Registration Statement on Form S-1 submitted on October 19, 2020 (the “Draft Registration Statement”), as set forth in your letter dated November 13, 2020 addressed to James Reinhart, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing an Amended Draft Registration Statement (the “Amended Draft Registration Statement”), which includes changes that reflect responses to the Staff’s comments.
For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to the Amended Draft Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Draft Registration Statement.
The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending this letter and the Amended Draft Registration Statement (marked to show changes from the Draft Registration Statement) via email.

Ms. Katherine Bagley
Securities and Exchange Commission
December 23, 2020

Prospectus Summary
Distributed Processing Infrastructure
Data Science Expertise
Marketing Automation, page 7
1.You disclose that you “have . . . built acquisition models that predict the value of a potential buyer based on their first-session browsing data.” Please define “value” in the context of evaluating a potential buyer.
RESPONSE: In response to the Staff’s comment, the Company has revised pages 7 and 115 of the Amended Draft Registration Statement to define “value” in this context.
Risk Factors
Risks Related to Our Business
“If we are unable to successfully leverage technology to automate . . .”, page 23
2.We note your disclosure that “[w]hile [you] have created [y]our own proprietary technology to operate [y]our business, [you] also rely on technology from third parties.” Please clarify the types of technology you source from third parties and the extent to which you rely on third parties rather than your own technology to operate your distribution centers.
RESPONSE: In response to the Staff’s comment, the Company has revised page 24 of the Amended Draft Registration Statement to clarify the types of technology the Company sources from third parties and the extent to which the Company relies on such third parties rather than its own technology to operate its distribution centers.
“We rely on consumer discretionary spending . . .”, page 24
3.We note your disclosure that “[i]n March 2020, [you] experienced a reduction in daily purchases through [y]our site, as compared to February 2020, which [you] attribute to the general economic uncertainty at the beginning of the COVID-19 pandemic.” You also disclose that “[you] have experienced an overall reduction in growth rates during the second and third quarters of 2020, and that reduction in [y]our growth rates may continue in light of the ongoing impacts of COVID-19.” Please quantify the reduction in daily purchases and growth rates, and the extent to which you have subsequently recovered.
RESPONSE: In response to the Staff’s comment, the Company has revised page 24 of the Amended Draft Registration Statement to quantify the reduction in Orders at the beginning of the COVID-19 pandemic. The Company advises the Staff that it will quantify its growth rates when it includes a table with its quarterly results of operations in a subsequent filing of the Amended Draft Registration Statement.

Ms. Katherine Bagley
Securities and Exchange Commission
December 23, 2020

“The global COVID-19 pandemic has had and may continue . . .”, page 27
4.You disclose that “[b]eginning in the second quarter of 2020, [you] chose to strategically increase discounts and promotions to incentivize [y]our existing buyer base to shop with [you], as consumers generally prioritize value in times of economic uncertainty.” Please quantify the impact of these discounts and promotions on your revenue, if material.
RESPONSE: The Company respectfully advises the Staff that it uses discounts and promotions as levers to respond to changes in market conditions generally, and it used these levers during the onset of the COVID-19 pandemic. The discounts and promotions offered at a given time vary based on multiple factors. As a result, the impact of discounts and promotions on the Company’s revenue will also fluctuate from period to period. Discounts and promotions as a percentage of revenue increased by a mid-single digit rate in the second quarter of 2020 compared to the prior quarter, which the Company does not consider to be material. The Company also notes that revenue is reported net of discounts.
“Interruptions or delays in the services provided by third-party data centers . . .”, page 33
5.We note your disclosure that “[you] currently host [y]our marketplace and support [y]our operations using Amazon Web Services, or AWS, data centers, a provider of cloud infrastructure services. [Yo]ur operations depend on protecting the virtual cloud infrastructure hosted in AWS by maintaining its configuration, architecture and interconnection specifications, as well as the information stored in these virtual data centers and which third-party Internet service providers transmit.” Please file as an exhibit any agreement you have entered into with AWS for these services, or tell us why you do not believe you are required to do so. See Item 601(b)(10) of Regulation S-K.
RESPONSE:     The Company respectfully advises the Staff that it has reviewed its arrangements and relationship with AWS, and, based on that review, believes that it is not required to file the customer agreement with AWS as a material contract. The customer agreement with AWS is the type of arrangement that typically accompanies the kind of business conducted by the Company in the ordinary course. While AWS is a leading provider of cloud infrastructure, other companies do provide comparable offerings, including companies with resources that are comparable to those of AWS, such as AT&T Global Services, Google, Hewlett Packard, IBM, Microsoft and Oracle, and the Company believes that these providers could provide it with services to host the Company’s infrastructure that are substantially similar to those that it receives from AWS. In addition, the Company believes that it could transition to one or more alternative cloud infrastructure providers on commercially reasonable terms. While transitioning the cloud infrastructure currently hosted by AWS to alternative providers could potentially be disruptive and the Company may incur significant costs for a short period, the Company

Ms. Katherine Bagley
Securities and Exchange Commission
December 23, 2020

believes it would not cause substantial harm to the Company’s business or results of operations over the longer term. For the foregoing reasons, the Company does not believe that its business is substantially dependent on its arrangements with AWS, and therefore does not believe it is required to file the customer agreement as an exhibit under Item 601(b)(10) of Regulation S-K.
“Our loan and security agreement provides . . .”, page 44
6.Please briefly describe the debt covenants with which you were not in compliance as of December 31, 2019.
RESPONSE: In response to the Staff’s comment, the Company has revised pages 46 and 99 of the Amended Draft Registration Statement to describe the debt covenants with which the Company was not in compliance as of December 31, 2019.
Risks Relating to Our Initial Public Offering and Ownership of Our Common Stock
“Our amended and restated bylaws will designate specific state . . .”, page 53
7.We note your disclosure that “[t]he Delaware Forum Provision will not apply to any causes of action arising under the Securities Act or the Exchange Act.” Please amend your Second Amended and Restated Bylaws to disclose the extent to which this provision applies to federal securities law claims, or tell us how you will inform future investors of the provision’s limited applicability.
RESPONSE: The Company advises the Staff that the Company intends to adopt amended and restated bylaws in connection with the Company’s initial public offering and will file such amended and restated bylaws as Exhibit 3.4 to the Company’s registration statement. The Company will ensure that such amended and restated bylaws will clearly state the extent to which this provision applies to federal securities law claims.
Market and Industry Data, page 57
8.We note your disclosure that “[c]ertain information in the text of this prospectus is contained in independent industry publications and publicly-available reports. Certain of these publications, studies and reports were published before the COVID-19 pandemic and therefore do not reflect any impact of COVID-19 on any specific market or globally.” Please tell us why it is appropriate to include industry data that does not take into account the impact or potential future impacts of COVID-19 on the market and industry in which you operate, considering the current, significant impact of COVID-19, and the uncertainty surrounding the future impacts of COVID-19. As appropriate, please remove references to sources projecting future market growth without considering significant impacts of COVID-19 on your industry and market.

Ms. Katherine Bagley
Securities and Exchange Commission
December 23, 2020

RESPONSE: In response to the Staff’s comment, the Company reassessed the sources projecting future market growth and, after consulting with representatives from the sources, the Company believes that such sources had adequately taken into account the impacts of the COVID-19 pandemic. The Company has revised page 58 of the Amended Draft Registration Statement accordingly.
Selected Consolidated Financial and Other Data
Key Financial and Operating Metrics, page 67
9.We note that all of your key financial and operating metrics are related to selling. You state on page 109 that the majority of your supply comes from repeat sellers. Please advise whether you maintain any measures that indicate the repeat rate for consignment sellers and the repeat rate for providers of non-consigned merchandise. If you maintain any such measures, please explain to us why you do not consider disclosure of them to be key to evaluating the continuity of your supply chain. We may have further comment.
RESPONSE: The Company advises the Staff that the Company has not been supply constrained and does not directly market or spend money to acquire sellers. Therefore management does not view seller, or supplier, metrics as key metrics. While the Company tracks and assesses sellers in order to better manage and prioritize supply in the course of its operations, they are not key to evaluating the continuity of the Company’s supply chain, and the fact that the majority of supply comes from repeat sellers supports the Company’s belief that it does not need to actively seek sellers and supply. A deterioration in supply would be reflected in the Company’s revenue, Active Buyers and Orders as there would be fewer items for sale. The Company also advises the Staff that sellers do not decide whether their items will be consignment merchandise or non-consignment merchandise; instead, that decision is made by the Company based on the channel of supply.
Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 69
10.Please disclose the measure by which you determined you are a “leading” resale platform, and provide support for your statement that the “resale economy[ is] the fastest growing sector in retail.”
RESPONSE: The Company respectfully advises the Staff that the Company does not claim in the Draft Registration Statement to be “a ‘leading’ resale platform.” Instead, the Company states in the Amended Draft Registration Statement that it is “one of the world’s largest online resale platforms for women’s and kids’ apparel, shoes and accessories” and the Company has revised page 1 of the Amended Draft Registration Statement to clarify the measures on which that statement is based.

Ms. Katherine Bagley
Securities and Exchange Commission
December 23, 2020

In response to the Staff’s comment, the Company has also revised pages 1, 71 and 103 of the Amended Draft Registration Statement to indicate the source for the statement that the “resale economy [is] the fastest growing sector in retail.”
Managed Marketplace Activities, page 73
11.Please amend your disclosure to clarify how sellers taking an average of more than 60 days to use their funds results in a working capital dynamic that is favorable for your business. In this regard, we note your disclosure that 54% of active sellers elect to receive cash payments, and it is not apparent from your disclosures whether sellers are required to take additional steps to use cash payments received from seller payouts.
RESPONSE: In response to the Staff’s comment, the Company has revised pages 2, 5, 72, 75, 105 and 111 of the Amended Draft Registration Statement.
Compelling Cohort Behavior and Expansion, page 76
12.Please amend your disclosure to clearly define the cohorts presented in your filing, including how you categorize consumers in each cohort. In addition, we note that the majority of your cohorts appear to include one fiscal year, but you present one cohort labeled “2015 and prior.” Considering that you were founded in 2009, it appears that your 2015 and prior cohort contains at least five years of data, and is not comparable to the other cohorts that appear to contain only one year of data. Please disaggregate your 2015 cohort from prior years, remove this cohort from your presentation, or tell us why you believe this cohort is comparable to the other cohorts presented.
RESPONSE: In response to the Staff’s comment, the Company has revised page 78 of the Amended Draft Registration Statement to more clearly define the cohorts presented. The Company believes that the cohort “2015 and prior” is comparable to the other cohorts presented and is necessary to achieve the intent of the chart. The intent of the chart is to demonstrate visually how a cohort develops in the first year and stabilizes over time on a gross profit basis by showing the full distribution of gross profit across cohorts in each year. Given that the gross profit by cohort chart begins in 2016, the relevant information in 2016 is the split between new 2016 cohort buyers and a cohort of already existing buyers. The Company believes that distinguishing each cohort prior to 2015 would be of little utility to an investor since the amounts would be too small to demonstrate meaningful changes and would add up to the “2015 and prior” cohort. The Company also notes that the current presentation demonstrates the consistent trend that there is some drop off after year one followed by stability. Without the “and prior” component the chart would not sum to the total gross profit in each of the periods presented. Therefore, the Company believes that the cohort “2015 and prior” is a reasonable way to demonstrate development and stabilization.

Ms. Katherine Bagley
Securities and Exchange Commission
December 23, 2020

Scaling and Automating Our Platform, page 77
13.We note your disclosures that “[yo]ur DC02 and DC05 distribution centers in Arizona and Pennsylvania are currently [y]our most automated facilities;” and “[you] believe that the order economics that [you] currently observe in [y]our DC02 and DC05 facilities illustrate what [y]our full platform could achieve in the near term, as [you] complete in-progress technology and engineering projects.” We also note your disclosure that the graphic on page 78 “compares [y]our consolidated order economics to what [you] would observe based on applying efficiencies from [y]our DC02 and DC05 distribution centers, which have a higher level of automation.” Please define “near term” to clarify for investors when you expect your other distribution facilities to achieve the same “efficiencies” as your Arizona and Pennsylvania distribution centers. Also, to provide context for investors regarding the assumptions you are making for your entire platform, please clarify the specific “efficiencies” and “technology,” to which you refer, describe the in-progress technology and engineering projects you intend to complete, and clearly define the assumptions related to “order economics” underlying the data presented in your graphic. Consider presenting current labor, processing, and distribution costs and expenses for your Arizona and Pennsylvania facilities compared to your other distribution facilities to provide context for your assertion that achieving the same level of the automation at your Arizona and Pennsylvania facilities in your full platform would result in favorable economies of scale.
RESPONSE: In response to the Staff’s comment, the Company has revised pages 79 and 80 of the Amended Draft Registration Statement.
Supply Breadth, Quality and Processing Growth, page 79
14.Please show us how you calculated the percentage of clean out kits processed from repeat sellers. Please also explain how the chart on page 81 illustrates this presentation. In this regard, please explain what the axis of active sellers relative to number of kits processed by repeat sellers is intended to portray.
RESPONSE: In response to the Staff’s comment, the Company has revised page 83 of the Amended Draft Registration Statement to explain how the percentage of clean out kits processed from repeat sellers is calculated. The Company advises the Staff that the chart is meant to show that Active Sellers are increasing period over period while repeat sellers continue to provide a relatively consistent amount of supply, indicating that there is a steady supply of items from known sellers.
15.We note your disclosure that “the yield of items listed from items processed increased from 44% in 2018 to 49% in 2019,” and your disclosure on page 104 that “[o]n average, [you] only list about half of the items that [you] receive from sellers on [y]our marketplace.” We also note your disclosure on page 112 that “[you] work

Ms. Katherine Bagley
Securities and Exchange Commission
December 23, 2020

with [y]our partners to recycle or reuse the vast majority of unaccepted items or return them to the seller, based on what the seller chooses.” Please disclose the costs to you, if material, related to recycling, reusing, or returning these items to sellers, considering your disclosure that only about half of the items you receive are listed. Further, please disclose the percentage of non-listed items you are able to recycle or reuse. In this regard, we note your emphasis on reducing waste through purchasing secondhand items, and your emphasis on the growth opportunity related to consumer trends toward sustainability.
RESPONSE: In response to the Staff’s comment, the Company has revised pages 82, 118 and 119 of the Amended Draft Registration Statement. The Company also advises the Staff that the costs to the Company of recycling, reusing or returning items to sellers are not material.
Active Buyers and Active Buyer Growth, page 84
16.We note your disclosure that “[a] thredUP buyer is identified by a unique email address and a single person could have multiple thredUP accounts and count as multiple Active Buyers,” and your similar disclosure elsewhere related to Active Sellers and thredUP sellers. We also note your disclosure that “the number of Active Buyers is a key driver of revenue for [y]our marketplace.” Please add risk factor disclosure, if material, describing the risks related to overestimating your Active Buyers or Active Sellers, due to these buyers and sellers possibly having multiple thredUP accounts.
RESPONSE: In response to the Staff’s comment, the Company has revised page 31 of the Amended Draft Registration Statement to discuss the risks related to buyers and sellers possibly having multiple thredUP accounts.
Adjusted EBITDA and Adjusted EBITDA Margin, page 85
17.We note your discussion of non-GAAP measures without a corresponding discussion of your net loss. Please revise to provide equal or greater prominence to your discussion and analysis of GAAP results. Refer to Question 102.10 of the staff’s Compliance and Disclosure Interpretations “Non-GAAP Financial Measures” for guidance.
RESPONSE: In response to the Staff’s comment, the Company has revised pages 86 through 88 of the Amended Draft Registration Statement to include a discussion of net loss and provide equal or greater prominence to its GAAP results. The Company respectfully advises the Staff that while it considers certain GAAP results (revenue, revenue growth, gross profit and gross profit growth) to be key financial and operating metrics and discusses those before Adjusted EBITDA and Adjusted EBITDA margin, it does not consider net loss to be a key financial and operating metric.

Ms. Katherine Bagley
Securities and Exchange Commission
December 23, 2020

Impact of COVID-19, page 85
18.Where you discuss your results of operations for the relative periods affected by the COVID-19 pandemic, please provide qualitative and quantitative disclosure regarding the impact of the pandemic and related measures on your results of operations.
RESPONSE: The Company advises the Staff that the Company intends to provide qualitative and quantitative disclosure regarding the impact of the COVID-19 pandemic and related measures on its results of operations when it includes its financial results for periods affected by the COVID-19 pandemic in a subsequent filing of the Amended Draft Registration Statement.
Results of Operations
Comparison of the Years ended December 31, 2018 and 2019, page 90
19.A significant portion of your results of operations disclosure is dedicated to stating, in narrative text form, dollar and percentage changes in accounts. In addition, while you discuss certain factors to which changes are attributable, you do not quantify each of these factors nor analyze the underlying business reasons for the changes. For example, you state that consignment revenue increased mainly due to the mix shift toward primarily consignment sales in mid-2019, but you do not quantify the impact of these factors nor analyze the underlying reason for the change. Also, you state the change in cost of revenue was primarily driven by efficiencies in your business and a result of the mix shift towards primarily consignment sales, but you do not describe the efficiencies or quantify the impact of any of these factors. We believe your disclosures could be improved by:
•increasing the use of tables to present dollar and percentage changes in accounts, rather than including such information in narrative text form;
•using tables to list, quantify, and sum all of the material individual factors to which changes in accounts are attributable;
•refocusing the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above;
•ensuring that all material factors are quantified and analyzed; and
•quantifying the effects of changes in both price and volume on revenues and expense categories, where appropriate.
RESPONSE: In response to the Staff’s comment, the Company has revised pages 93 through 97 of the Amended Draft Registration Statement.

Ms. Katherine Bagley
Securities and Exchange Commission
December 23, 2020

Liquidity and Capital Resources, page 92
20.Please revise to identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way. In addition, please describe material commitments for capital expenditures as of the end of each fiscal period presented, and indicate the general purpose of such commitments and the anticipated source of funds needed to fulfill such commitments. Finally, describe any known material trends, favorable or unfavorable, in your capital resources and indicate any expected material changes in the mix and relative cost of such resources.
RESPONSE: In response to the Staff’s comment, the Company has revised page 97 of the Amended Draft Registration Statement to discuss expected uses of and trends in capital resources and factors that may affect its capital requirements. The Company respectfully notes that its material commitments are disclosed on page 99 of the Amended Draft Registration Statement in the contractual obligations and commitments table and discussion that follows.
21.Please expand your discussion of net cash used in operating activities to include an analysis of the components that give rise to the significant cash burn rate of your operating activities. In this regard, an explanation of the changes in your accounts payable, accrued and other current liabilities, and inventory may be helpful to an understanding of the extent to which cash flow from working capital items helped offset the use of cash to pay expenses of operations. Your analysis of cash flows should provide more information than could be determined by a read of the consolidated statements of cash flows. Please refer to Section D of SEC Release No. 33-8350.
RESPONSE:  In response to the Staff’s comment, the Company has revised page 98 of the Amended Draft Registration Statement.
Business
Our Buyers, Sellers and Resale-as-a-Service (RaaS) Partners, page 102
22.We note your disclosure that “[b]ased on [y]our 2020 Brand Health survey, 39% of [y]our buyers and 34% of [y]our sellers are Millennial and Generation Z consumers, who are key constituents in leading the shift towards resale and conscious consumption.” Please amend your disclosure to briefly describe the parameters of the survey, including a discussion of how you selected the participants, the number of participants, and how you determined that your survey results support the above-referenced statement.
RESPONSE: In response to the Staff’s comment, the Company has revised pages 107 and 108 of the Amended Registration Statement to describe the parameters of the survey

Ms. Katherine Bagley
Securities and Exchange Commission
December 23, 2020

and clarify that the GlobalData January 2020 Consumer Survey cited on page 58 of the Amended Registration Statement supports the above-referenced statement.
Our Growth Strategy
Increase Brand Awareness, page 111
23.To provide context for investors, please amend your disclosure to describe how you measure “unaided brand awareness,” describe how you determined that your unaided brand awareness was 16.4% as of June 30, 2020, and disclose the market for which you are measuring this awareness.
RESPONSE: In response to the Staff’s comment, the Company has revised pages 8, 9 and 117 of the Amended Registration Statement to describe how it measures unaided brand awareness.
For Resale-as-a-Service (RaaS) Partners, page 113
24.We note your disclosure discussing your RaaS partnerships, including the different partnership structures you offer sellers and your partners. Please amend to disclose any material partnership agreements with your RaaS partners, including a discussion of the material terms of these agreements and whether you receive or pay any fees in connection with the use by RaaS partners of your platform or otherwise. Please also tell us what consideration you have given to filing such agreements as material contracts. Refer to Item 601(b) of Regulation S-K.
RESPONSE: The Company respectfully advises the Staff that it has reviewed its arrangements and agreements with each of its RaaS partners, and, based on that review, believes that it is not required to file any of its RaaS partnership agreements as a material contract. The Company enters into arrangements and agreements with RaaS partners in the ordinary course of its business and no single RaaS arrangement or agreement is material to the Company. While the Company’s RaaS partnerships are an important component of its offerings and its mission, RaaS partnerships have historically not been, and currently are not, material from a revenue perspective and the Company is not substantially dependent on any RaaS partner or on its RaaS partnerships as a whole. For the foregoing reasons, the Company does not believe that its business is substantially dependent on its arrangements or agreements with any of its RaaS partners, and therefore does not believe it is required to file such agreements as exhibits under Item 601(b)(10)(ii)(B) of Regulation S-K. The Company will continue to monitor its analysis on a going-forward basis.

Ms. Katherine Bagley
Securities and Exchange Commission
December 23, 2020

Government Regulation, page 116
25.Please briefly describe the existing or probable effects of the “variety of U.S. federal and state laws that affect companies conducting business on the Internet and in the retail industry.” See Item 101 of Regulation S-K.
RESPONSE: In response to the Staff’s comment, the Company has revised pages 123 and 124 of the Amended Registration Statement to briefly describe the existing or probable effects of U.S. federal and state laws that affect companies conducting business on the Internet and in the retail industry.
Our ESG (Environmental, Social and Governance) Efforts, page 118
26.We note your disclosure that you “commissioned Green Story to conduct a Life Cycle Analysis to quantify the environmental savings when consumers switch from buying new to buying secondhand from thredUP.” Please file the consent of Green Story as an exhibit to your registration statement or tell us why you do not believe you are required to do so. See Rule 436 and Section 7 of the Securities Act.
RESPONSE: The Company respectfully advises the Staff that it believes the analysis conducted by Green Story does not meet the conditions of Section 7 of the Securities Act of 1933, as amended (the “Securities Act”), and Green Story is not an “expert” under Rule 436. Section 7 of the Securities Act provides that an expert is “any accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him.” Rule 436 requires that a consent be filed if any portion of a report or opinion of an expert is quoted or summarized as such in a registration statement. The Company does not believe that Green Story is among the class of persons subject to Section 7 and Rule 436 as “experts” unless the Company expressly identifies such provider as an expert or the statements are purported to be made on the authority of such provider as an “expert.” Accordingly, the Company believes that Green Story should not be considered an “expert” within the meaning of Rule 436 and the federal securities laws.
In addition, the Company notes that the consent requirements of Section 7 and Rule 436 are generally directed at circumstances in which an issuer has engaged a third-party expert or counsel to prepare a valuation, opinion or other report specifically for use in connection with a registration statement. The assessment conducted by Green Story and used in the Draft Registration Statement was not prepared in connection with the Draft Registration Statement. The Green Story comparative lifecycle assessment of the environmental impact of purchasing second-hand versus new clothing was prepared in order to help the Company quantify the potential positive environmental impact of buying secondhand items instead of new items and assess the environmental impact of its practices and operations in order to understand, explain and further improve its operations from an environmental perspective. As a result of the foregoing, the Company submits

Ms. Katherine Bagley
Securities and Exchange Commission
December 23, 2020

that Green Story is not an expert of the kind whose consent is required to be filed pursuant to Rule 436.
Our Goals and Policies Environmental, page 119
27.Please briefly define what is meant by “scope 1, 2, and 3.”
RESPONSE: In response to the Staff’s comment, the Company has revised page 126 of the Amended Registration Statement to define scope 1, 2 and 3.
Executive Compensation
Narratives to 2019 Summary Compensation Table Bonuses,

28.We note your disclosure that “[d]uring fiscal year 2019, Messrs. Reinhart, Homer and Marino earned bonuses on a quarterly basis in the aggregate amounts as set forth in [y]our ‘2019 Summary Compensation Table’ above based on achievement of company performance targets.” Please describe these company performance targets, including a discussion of the goals and objectives on which such targets and resulting compensation were based, and how you measured performance for each of the goals and objectives. Please refer to Item 402(b)(1)(v) of Regulation S-K.
RESPONSE: The Company respectfully advises the Staff that it is an “emerging growth company” and, pursuant to paragraph (l) of Item 402 of Regulation S-K, it may provide the scaled disclosure in paragraphs (m) through (r) instead of paragraphs (a) through (k), (s), and (u) of Item 402 of Regulation S-K. The Company has decided to provide the scaled disclosure. When the Company is no longer an “emerging growth company” it will provide the information required by Item 402(b) of Regulation S-K.
Limitation of Liability and Indemnification of Officers and Directors, page 144
29.You disclose that “[p]rior to the completion of this offering, [you] expect to adopt an amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering and which will contain provisions that limit the liability of [y]our directors for monetary damages to the fullest extent permitted by Delaware law.” Please amend your filing to include risk factor disclosure discussing the relevant risks to shareholders related to these limitations on liability.
RESPONSE: In response to the Staff’s comment, the Company has revised page 41 of the Amended Registration Statement to include risk factor disclosure.

Ms. Katherine Bagley
Securities and Exchange Commission
December 23, 2020

General
30.If you will be a controlled company after the offering, please revise your prospectus accordingly.
RESPONSE: The Company advises the Staff that it will not be a controlled company after the offering.
Signature Page Follows.

Ms. Katherine Bagley
Securities and Exchange Commission
December 23, 2020

If you should have any questions concerning the enclosed matters, please contact the undersigned at (650) 752-3226.

Sincerely

/s/ Bradley C. Weber
Bradley C. Weber
cc:       Blaise Rhodes, Securities and Exchange Commission
James Allegretto, Securities and Exchange Commission
Lilyanna Peyser, Securities and Exchange Commission
James Reinhart, ThredUp Inc.
Sean Sobers, ThredUp Inc.
Alon Rotem, ThredUp Inc.
Caine Moss, Goodwin Procter LLP
Erica Kassman, Goodwin Procter LLP
Rezwan D. Pavri, Wilson Sonsini Goodrich & Rosati, P.C.
Andrew T. Hill, Wilson Sonsini Goodrich & Rosati, P.C.
Catherine D. Doxsee, Wilson Sonsini Goodrich & Rosati, P.C.